UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2014

Commission File Number

Novogen Limited

(Translation of registrant’s name into English)

16-20 Edgeworth David Ave, Hornsby, NSW 2077, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Lionel Mateo

Lionel Mateo

Company Secretary

Date 01 October 2014

NOVOGEN LIMITED (NASDAQ: NVGN)

MARKET RELEASE

1 October 2014

FDA PROVIDES GUIDANCE ON THE CLINICAL DEVELOPMENT OF CANTRIXIL

SYDNEY (October 1, 2014) – Novogen Ltd (ASX: NRT; NASDAQ: NVGN) and its subsidiary company, CanTx Inc, have received guidance from the US Food and Drug Administration (FDA) on the process underway to bring the experimental drug product, Cantrixil, into the clinic in the US for the treatment of late-stage ovarian cancer.

The guidance relates to the drug manufacturing scale-up process, the pre-clinical animal testing program, and the general design of the Phase 1 study in achieving Investigational New Drug (IND) status for a first-in-man study in the US. This is advice only, designed to ensure that companies are following generally approved processes. It does not guarantee that an IND will be granted eventually.

Dr Graham Kelly, Novogen CEO and Executive Chairman, said today, “We are very familiar with the IND application process and this guidance would not normally be of any great significance, except for the fact that Cantrixil is a first-in-class product, being developed as an intra-cavity anti-cancer product. What this means is that it has been designed to be delivered directly into cavities such as the peritoneal cavity (abdomen) and the pleural cavity (thorax). That first-in-class status had the potential to have raised issues by the regulator. Fortunately, no such issues were flagged.”

The Phase 1 clinical trial will be conducted in women with late stage ovarian cancer. Cantrixil will be injected directly into the peritoneal cavity, which is where ovarian cancer spreads once it leaves the ovary. The drug candidate in Cantrixil, TRX-E-002-1, has been selected for its potent ability to kill ovarian cancer stem cells, the cells believed responsible for spreading the cancer throughout the abdomen. The rationale is that by injecting Cantrixil directly into the peritoneal cavity, the cancer stem cells and their daughter cells are exposed to much higher levels of the drug candidate than would be achieved by intravenous injection.

“While this particular IND process is directed at the use of Cantrixil to treat late-stage ovarian cancer, the product has been designed to treat any form of disseminated cancer within the abdomen. This condition is known as peritoneal carcinomatosis and is a late-stage condition associated mostly with cancers that arise in the abdominal cavity, such as colo-rectal cancer, ovarian cancer and primary peritoneal cancer. No standard of care exists currently for these conditions, and as far as we know, Cantrixil is the first product to be developed for these conditions, despite their prevalence”, Dr Kelly added.

NOVOGEN LTD – ACN 063 259 754

16-20 Edgeworth David Ave, Hornsby, NSW, 2077 | P: +61 (0) 2 9472 4100 - F: +61 (0) 2 9476 0388 | www.novogen.com

About Novogen Limited

Novogen is a public, Australian drug-development company whose shares trade on both the Australian Securities Exchange (‘NRT’) and NASDAQ (‘NVGN’). The Novogen Group includes a New Haven CT – based joint venture company, CanTx Inc, with Yale University.

Novogen has two main drug technology platforms: super-benzopyrans (SBPs) and anti-tropomyosins (ATMs). SBP compounds have been created to kill the full range of cells within a tumor, but particularly the cancer stem cells. The ATM compounds target the microfilament component of the cancer cell and when used in conjunction with standard anti-microtubular drugs, result in comprehensive and fatal destruction of the cancer cell’s cytoskeleton. Ovarian cancer, colorectal cancer, malignant ascites, prostate cancer, neural cancers (glioblastoma, neuroblastoma in children) and melanoma are the key clinical indications being pursued, with the ultimate objective of employing both technologies as a unified approach to first-line therapy.

About CanTx

CanTx Inc is a private biotechnology company based in New Haven, Connecticut, and established as a joint venture between Novogen and Yale University. CanTx is dedicated to the development of anti-cancer drugs for the treatment of ovarian cancer.

Further information is available on our websites www.novogen.com and www.can-tx.com

For more information please contact:

Corporate Contact	Media Enquiries
Executive Chairman & CEO	Operations Manager
Novogen Group	Cristyn.Humphreys@novogen.com
Graham.Kelly@novogen.com	+61 (0) 2 9472 4111
+61 (0) 2 9472 4100

Investors Enquiries
Executive Chairman & CEO
Novogen Group
Graham.Kelly@novogen.com
+61 (0) 2 9472 4100

NOVOGEN LTD – ACN 063 259 754

16-20 Edgeworth David Ave, Hornsby, NSW, 2077 | P: +61 (0) 2 9472 4100 - F: +61 (0) 2 9476 0388 | www.novogen.com